SEI Institutional Investments Trust

1 Freedom Valley Drive

Oaks, PA 19456

June 4, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          SEI Institutional Investments Trust (the “Registrant”); Request for Withdrawal of Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A; Filed with the Securities and Exchange Commission on May 14, 2010; File Nos.: 033-58041; 811-07257; Accession No. 0001104659-10-028586

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“1933 Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effect Amendment No. 46 to the Registration Statement on Form N-1A, which was filed with the Commission on May 14, 2010 pursuant to Rule 485(a) under the 1933 Act (the “Amendment”).  The Amendment was originally filed for the purpose of adding the Enhanced Low Duration Fund (the “Fund”) as a new series of the Registrant.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors because: 1) the Amendment was prepared to register shares of the Fund, which is no longer contemplated; 2) no securities were issued or sold in connection with the Amendment; and 3) the Amendment did not become effective.

The Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above.  Any questions regarding this matter may be directed to Sofia Rosala at 215.963.5701 or the undersigned at 610.676.3440.

Sincerely,

/s/ Aaron C. Buser
Aaron C. Buser
Vice President and Assistant Secretary
SEI Institutional Investments Trust